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THOMAS WARDELL		EMAIL ADDRESS
404.527.4990		twardell@mckennalong.com
Direct Fax: 404.527.4198

May 13, 2013

Via EDGAR

Mr. Larry Spirgel

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	ADTRAN, Inc.

Form 10-K for the Year Ended December 31, 2012

Filed February 28, 2013

File No. 0-24612

Dear Mr. Spirgel:

We are counsel to the above-referenced registrant and, pursuant to my telephone conversation with Mr. Robert Shapiro of May 13, 2013, this letter hereby requests an extension of ten (10) business days to respond to your letter of May 2, 2013. As discussed with Mr. Shapiro, the response will be filed with you as soon as possible, but not later than close of business on May 31, 2013.

Very truly yours,

/s/ Thomas Wardell

Thomas Wardell

TW: dse

cc:	Robert Shapiro, Staff Accountant

James E. Matthews